Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

VOLUNTARY ANNOUNCEMENT

Alibaba Group Announces Inclusion of

its Ordinary Shares
in the Shanghai-Hong Kong Stock Connect and
the Shenzhen-Hong Kong Stock Connect Programs

Alibaba Group Holding Limited (“Alibaba Group” or the “Company”) is pleased to announce that the Company’s ordinary shares, which trade on the Hong Kong Stock Exchange, have been included in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect programs, both effective on September 10, 2024, pursuant to the announcements made by the Shanghai Stock Exchange and the Shenzhen Stock Exchange, respectively. Following its inclusion, eligible investors in Mainland China will have direct access to the trading of the Company’s ordinary shares.

About Shanghai-Hong Kong Stock Connect

The Shanghai-Hong Kong Stock Connect established a two-way trading link between the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The stock connect allows qualified Mainland Chinese investors to access eligible Hong Kong shares (Southbound) as well as Hong Kong and overseas investors to trade eligible A-shares (Northbound) subject to a certain amount of daily quota.

About Shenzhen-Hong Kong Stock Connect

The Shenzhen-Hong Kong Stock Connect is a mutual stock market access mechanism between Mainland China and Hong Kong, under which the Shenzhen Stock Exchange and the Hong Kong Stock Exchange have established technical connectivity to enable investors in Mainland China and Hong Kong to trade eligible shares listed on each other’s market through their local securities companies or brokers.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, September 9, 2024

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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